                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13D
                   Under the Securities and Exchange Act of 1934
                                 (Amendment No.  )*

                                ____________________

                                  Signet Group plc
                                  (Name of Issuer)

                      American Depositary Shares representing
                           Ordinary Shares of 0.5 p each
                           (Title of Class of Securities)

                                     82668L8720
                                   (CUSIP Number)

                                Stephanie B. Mudick
                               Deputy General Counsel
                                Travelers Group Inc.
                                388 Greenwich Street
                              New York, New York 10013
                                   (212) 816-8000
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                   June 29, 1998
              (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
CUSIP NO.  82668L8720                                       PAGE 2 OF 18 PAGES
---------------------                                       --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Travelers Group Inc., 52-1568099
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                              OO


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                  [   ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                        0

 NUMBER OF         -------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER            134,807,767
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          9    SOLE DISPOSITIVE POWER                   0
    EACH
 REPORTING         -------------------------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER       134,807,767

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              134,807,767

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                             [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            HC


--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP NO.  82668L8720                                       PAGE 3 OF 18 PAGES
---------------------                                       --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Salomon Brothers U.K. Equity Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                              OO


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                  [   ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   England


--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                        0

 NUMBER OF         -------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER            133,103,370
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY          9    SOLE DISPOSITIVE POWER                   0
    EACH
 REPORTING         -------------------------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER       133,103,370

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              133,103,370

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                             [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            OO

--------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D is being filed with respect to the Ordinary Shares of 0.5 p each (the "Ordinary Shares") of Signet Group plc, a public limited company incorporated in England (the "Issuer"), which has its principal executive office at Zenith House, The Hyde, Colindale, London NW9 6EW, England.

Item 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f)    This Statement on Schedule 13D is being filed
by Salomon Brothers U.K. Equity Limited, a limited company incorporated in England ("SBUKE"), and Travelers Group Inc., a Delaware corporation ("TRV").
All of the Ordinary Shares reported herein are directly beneficially owned by SBUKE or by other subsidiaries of TRV. SBUKE is a wholly owned subsidiary of Salomon Brothers Europe Limited, which is a 75% owned subsidiary of Salomon International Limited and a 25% owned subsidiary of Salomon (International) Finance AG. Each of Salomon International Limited and Salomon (International) Finance AG is a wholly owned subsidiary of Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), which is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. (formerly Salomon Inc), a Delaware corporation ("SSBH"). The principal executive offices of SBUKE are located, and the principal business in conducted, at Victoria Plaza, 111 Buckingham Palace Road, London, England SW1W 0SB. The principal executive offices of TRV are located, and the principal business is conducted, at 388 Greenwich Street, New York, New York 10013.

          The principal business of SBUKE is acting as a U.K. equity market maker. The principal business of SBHC is the ownership of all the outstanding shares of common stock of Salomon Brothers Inc ("SBI"), a registered broker-dealer. TRV is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

          The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of TRV and SBUKE are set forth in Annexes A and B, which is incorporated herein by reference.

          (d) and (e)    On May 20, 1992, SBI and SSBH (together "Salomon")
consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled SECURITIES AND EXCHANGE COMMISSION V. SALOMON INC AND SALOMON BROTHERS INC (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities


                                  PAGE 4 OF 18 PAGES

Exchange Act of 1934 (the "1934 Act"), and rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of U.S. Treasury auctions and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

          In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

          On July 17, 1996, the Department of Justice filed a civil complaint in the Southern District of New York alleging that SBI, Smith Barney Inc. and 22 other broker/dealers, as well as unnamed co-conspirators, violated section 1 of the Sherman Act in conjunction with the trading of Nasdaq securities. A proposed settlement with all 24 defendants was filed concurrently. The proposed settlement did not contain any admission of liability; it also did not include any fine, penalty or injunction. Under the proposed settlement, the defendants agreed, among other things, to institute specified antitrust compliance procedures on their over-the-counter desks, with the court retaining jurisdiction for enforcement of the settlement agreement, including punishment by contempt. In April 1997, the U.S. District Court for the Southern District of New York approved the settlement. In May 1997, the plaintiffs in a related civil class action challenged certain provisions of the settlement.

          On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934 Act against SSBH and accepted SSBH's Offer of Settlement. SSBH, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that SSBH had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that SSBH had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis


                                  PAGE 5 OF 18 PAGES
erroneous entries made by its staff. Moreover, SSBH had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of SSBH and its subsidiaries. In determining to accept SSBH's Offer of Settlement, the SEC considered remedial acts promptly undertaken by SSBH and cooperation afforded the SEC staff.

          Except as set forth or incorporated by reference herein, during the last five years, none of TRV, SSBH, SBHC, Salomon Brothers Europe Limited, Salomon International Limited, Salomon (International) Finance AG or SBUKE or, to the best knowledge of TRV, any of the persons listed in Annexes A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds for the purchases of the Ordinary Shares and ADSs (as defined in Item 5 herein) was working capital of SBUKE and the other TRV subsidiaries which purchased the subject securities. The aggregate purchase prices of Ordinary Shares and ADSs are shown on Annex C hereto, which is incorporated herein by reference.


Item 4.   PURPOSE OF TRANSACTION.

          The Ordinary Shares and ADSs reported herein as directly beneficially owned by SBUKE were purchased as part of a risk arbitrage strategy. The remainder of the ADSs reported herein were purchased, independently, by other TRV subsidiaries for investment purposes or for accounts managed by such subsidiaries.

          SBUKE and other subsidiaries of TRV review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Ordinary Shares and ADSs and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), SBUKE and each other subsidiary may acquire other securities of the Issuer or sell all or a portion of its Ordinary Shares or ADSs or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of Schedule 13D.


                                  PAGE 6 OF 18 PAGES

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b)    By reason of their relationship, TRV, SSBH, SBHC,
Salomon Brothers Europe Limited, Salomon International Limited and Salomon (International) Finance AG may be deemed to share voting and dispositive power with respect to Ordinary Shares and American Depositary Shares ("ADSs") of the Issuer directly beneficially owned by SBUKE and may be deemed to have an indirect beneficial ownership in such shares. Similarly, by reason of their relationship, TRV may be deemed to share voting and dispositive power with respect to ADSs directly beneficially owned by its other subsidiaries and may be deemed to have an indirect beneficial interest in such shares.

          As of July 9, 1998, SBUKE (and SSBH, SBHC, Salomon Brothers Europe Limited, Salomon International Limited and Salomon (International) Finance AG) may be deemed to beneficially own 133,103,370 Ordinary Shares, which includes 2,919,000 Ordinary Shares represented by 97,300 ADSs. 133,103,370 Ordinary Shares represents 7.9% of the outstanding Ordinary Shares (based on 1,674,641,586 Ordinary Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 2, 1997). TRV may be deemed to beneficially own 134,807,767 Ordinary Shares, which includes 4,623,390 Ordinary Shares represented by 154,113 ADSs. 134,807,767 Ordinary Shares represents 8.0% of the outstanding Ordinary Shares.

          Except as set forth or incorporated by reference herein, none of TRV, SBUKE, SSBH, SBHC, Salomon Brothers Europe Limited, Salomon International Limited or Salomon (International) Finance AG or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto beneficially owned any Ordinary Shares or ADSs as of July 9, 1998.

          (c) The dates, number of shares and prices per share for all purchases and sales of Ordinary Shares and ADSs by SBUKE and other subsidiaries of TRV from May 1, 1998 through July 9, 1998 are shown on Annex C hereto, which is incorporated herein by reference. All such purchases and sales of Ordinary Shares were effected on the London Stock Exchange and all such purchases and sales of ADSs were effected in the over-the-counter market.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None of TRV, SBUKE, SSBH, SBHC, Salomon Brothers Europe Limited, Salomon International Limited or Salomon (International) Finance AG or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


                                  PAGE 7 OF 18 PAGES

                                      ANNEXES

A.   Executive Officers and Directors of Travelers Group Inc.

B.   Executive Officers and Directors of Salomon Brothers U.K. Equity Limited.

C. Description of Purchases and Sales of Ordinary Shares and ADSs by SBUKE and other subsidiaries of TRV from May 1 through July 9, 1998.

D.   Agreement among SBUKE and TRV as to joint filing of Schedule 13D.


                                  PAGE 8 OF 18 PAGES

                                     SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 1998

                                        TRAVELERS GROUP INC.


                                        By:
                                            ------------------------------------
                                              Name:  Stephanie B. Mudick
                                              Title: Assistant Secretary

                                        SALOMON BROTHERS U.K. EQUITY LIMITED


                                        By:
                                            ------------------------------------
                                              Name:  Lisa Dumas
                                              Title: Assistant Company Secretary


                                  PAGE 9 OF 18 PAGES

                                      ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS OF
                                TRAVELERS GROUP INC.


NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

C. Michael Armstrong               Chairman & Chief Executive Officer
Director (USA)                     AT&T Corp.
                                   295 North Maple Avenue
                                   Basking Ridge, New Jersey 07920

Judith Arron                       Executive Director
Director (USA)                     Carnegie Hall Corporation
                                   881 Seventh Avenue
                                   New York, New York   10019

Kenneth J. Bialkin                 Partner
Director (USA)                     Skadden, Arps, Slate, Meagher & Flom LLP
                                   919 Third Avenue
                                   New York, New York  10022

Joseph A. Califano, Jr.            Chairman & Chief Executive Officer
Director (USA)                     The Center on Addiction & Substance Abuse
                                   at Columbia University
                                   152 West 57th Street
                                   New York, New York  10019

James Dimon                        President & Chief Operating Officer
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013


                                 PAGE 10 OF 18 PAGES

Leslie B. Disharoon                Former Chairman, President & Chief Executive
                                   Officer
Director (USA)                     Monumental Corporation
                                   2 Chittenden Lane
                                   Owings Mills, Maryland   21117

The Honorable Gerald R. Ford       Former President of the United States
Director (USA)                     Post Office Box 927
                                   Rancho Mirage, California  92270

Thomas W. Jones                    Vice Chairman
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Ann Dibble Jordan                  Consultant
Director (USA)                     Former Director of Social Services,
                                   University of Chicago Medical Center
                                   2904 Benton Place, NW
                                   Washington, DC  20008

Robert I. Lipp                     Vice Chairman
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Michael T. Masin                   Vice Chairman & President - International
Director (USA)                     GTE Corporation
                                   One Stamford Forum
                                   Stamford, Connecticut  06904

Deryck C. Maughan                  Vice Chairman
Director (Great Britain)           Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Dudley C. Mecum                    Managing Director
Director (USA)                     Capricorn Management
                                   30 East Elm Street
                                   Greenwich, Connecticut  06830


                                 PAGE 11 OF 18 PAGES

Andrall E. Pearson                 Chairman & Chief Executive Officer
Director (USA)                     Tricon Global Restaurants, Inc.
                                   660 Steamboat Road
                                   Greenwich, Connecticut 06830

Frank J. Tasco                     Retired Chairman
Director (USA)                     Marsh & McLennan Companies, Inc.
                                   1166 Avenue of the Americas
                                   New York, New York  10036

Linda J. Wachner                   Chairman, President & Chief Executive Officer
Director (USA)                     Warnaco Group Inc.
                                   90 Park Avenue
                                   New York, New York  10016

Sanford I. Weill                   Chairman & Chief Executive Officer
Director & Executive Officer       Travelers Group Inc.
(USA)                              388 Greenwich Street
                                   New York, New York  10013

Joseph R. Wright, Jr.              Chairman & Chief Executive Officer
Director (USA)                     AMTEC, Inc.
                                   599 Lexington Avenue
                                   New York, New York 10022-6030

Arthur Zankel                      Co-Managing Partner
Director (USA)                     First Manhattan Company
                                   437 Madison Avenue
                                   New York, New York  10022

Steven D. Black                    Vice Chairman & Chief Operating Officer
Executive Officer (USA)            Smith Barney Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Michael A. Carpenter               Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   One Tower Square
                                   Hartford, Connecticut  06183


                                 PAGE 12 OF 18 PAGES

Charles J. Clarke                  Chairman & Chief Executive Officer -
                                   Commercial Lines
Executive Officer (USA)            Travelers Property Casualty Corp.
                                   One Tower Square
                                   Hartford, Connecticut  06183

Donald R. Cooper                   Chairman
Executive Officer (USA)            Resource Deployment Inc.
                                   307 West 7th Street
                                   Fort Worth, Texas  76102

Peter M. Dawkins                   Chairman & Chief Executive Officer
Executive Officer (USA)            Travelers Group Diversified Distribution
                                   Services, Inc.
                                   388 Greenwich Street
                                   New York, New York   10013

Irwin Ettinger                     Executive Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jay S. Fishman                     Senior Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jeffrey B. Lane                    Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Jon C. Madonna                     Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Marjorie Magner                    President & Chief Operating Officer
Executive Officer (USA)            Commercial Credit Company
                                   300 St. Paul Place
                                   Baltimore, Maryland 21202

Heidi G. Miller                    Senior Vice President & Chief Financial
                                   Officer
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013


                                 PAGE 13 OF 18 PAGES

Joseph J. Plumeri II               Vice Chairman
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Charles O. Prince, III             Executive Vice President, General Counsel &
                                   Secretary
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Marc P. Weill                      Senior Vice President
Executive Officer (USA)            Travelers Group Inc.
                                   388 Greenwich Street
                                   New York, New York  10013

Robert B. Willumstad               Chairman & Chief Executive Officer
Executive Officer (USA)            Commercial Credit Company
                                   300 St. Paul Place
                                   Baltimore, Maryland 21202


                                 PAGE 14 OF 18 PAGES

                                      ANNEX B

                        EXECUTIVE OFFICERS AND DIRECTORS OF
                        SALOMON BROTHERS U.K. EQUITY LIMITED

NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

Peter Middleton                    Managing Director
Director (Great Britain)           Salomon Brothers International Limited
                                   Victoria Plaza
                                   111 Buckingham Palace Road
                                   London, England SW1W 0SB

Gordon Lawson                      Managing Director
Director (Great Britain)           Salomon Brothers International Limited
                                   Victoria Plaza
                                   111 Buckingham Palace Road
                                   London, England SW1W 0SB


                                 PAGE 15 OF 18 PAGES

                                       ANNEX C

          Set forth below are the purchases and sales of Ordinary Shares by SBUKE from May 1, 1998 through July 9, 1998.


                           Number of         Number of            Price Per
                        Ordinary Shares    Ordinary Shares      Ordinary Shares
     Trade Date           Purchased              Sold              (in GBP)
  ------------------------------------------------------------------------------
        5/07/98           1,000,000                                 0.45908
        5/19/98             345,300                                 0.4564
        5/19/98                                  95,300             0.455
        5/19/98                                 100,000             0.45625
        5/19/98                                 150,000             0.4575
        5/22/98             500,000                                 0.46656
        6/05/98                                 250,000             0.49098
        6/08/98           1,000,000                                 0.50821
        6/08/98           3,500,000                                 0.50898
        6/09/98             263,200                                 0.51
        6/09/98              95,200                                 0.51
        6/09/98              46,300                                 0.51
        6/09/98           1,500,000                                 0.50856
        6/09/98                                 104,700             0.51
        6/09/98                                 100,000             0.51
        6/09/98                                 100,000             0.51
        6/09/98                                 100,000             0.51
        6/12/98                                 500,000             0.49349
        6/18/98                               1,000,000             0.45748
        7/03/98             635,800                                 0.4444
        7/06/98                                 560,800             0.445
        7/06/98                                  75,000             0.44
        7/08/98             250,000                                 0.4491



                                 PAGE 16 OF 18 PAGES

          Set forth below are the purchases and sales of ADSs by subsidiaries of TRV other than SBUKE from May 1, 1998 through July 9, 1998.



                              Number                Number of   Price Per ADS
     Trade Date            ADSs Purchased          ADSs Sold      (in US$)
  ------------------------------------------------------------------------------
        5/29/98                                     25,000         23.125
        5/29/98                                     25,000         23.0625
        6/15/98                                      5,000         22.75
        6/16/98                                     15,000         23
        6/16/98                                      5,000         23.125
        6/26/98                                     25,000         21
        6/29/98                                     25,000         21.125
        6/30/98                                      1,000         21.4375
        7/02/98                                      2,500         21.5
        7/06/98                                      2,000         21.5
        7/06/98                                      2,000         21.5
        7/07/98                                      4,000         21.625
        7/08/98                                      5,000         22
        7/08/98                                      5,000         22



                                 PAGE 17 OF 18 PAGES

                                      ANNEX D
                                      -------

                    AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D
                    --------------------------------------------


Each of the undersigned hereby affirms that it is individually eligible to use
Schedule 13D, and agrees that this Schedule 13G is filed on its behalf.


Date: July 10, 1998


                                        TRAVELERS GROUP INC.


                                        By: /s/ Stephanie B. Mudick
                                            ------------------------------------
                                              Name:  Stephanie B. Mudick
                                              Title: Assistant Secretary


                                        SALOMON BROTHERS U.K. EQUITY LIMITED


                                        By: /s/ Royce Miller
                                            ------------------------------------
                                              Name:  Royce Miller
                                              Title: Assistant Company Secretary